UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number: 001-12215

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) SAVINGS PLAN OF
QUEST DIAGNOSTICS INCORPORATED

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
3 GIRALDA FARMS
MADISON, NJ 07940

401(k) Savings Plan of Quest Diagnostics Incorporated

Index to Financial Statements and Additional Information

Page

Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements	4

Additional Information*

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) December 31, 2010	14

Signature	15

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the 401(k) Savings Plan of Quest Diagnostics Incorporated

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Quest Diagnostics Incorporated (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Savings Plan of Quest Diagnostics Incorporated as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of the year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
New York, New York
June 24, 2011

401(k) Savings Plan of Quest Diagnostics Incorporated
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009
(dollars in thousands)

	2010	2009

Assets
Investment in Master Trust, at fair value	$143,160	$121,647
Notes receivable from participants	2,672	2,028

Total assets	145,832	123,675

Liabilities
Excess contributions payable	—	10

Net assets available for benefits, reflecting investments at fair value	145,832	123,665

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(223)	(307)

Net assets available for benefits	$145,609	$123,358

The accompanying notes are an integral part of these financial statements.

401(k) Savings Plan of Quest Diagnostics Incorporated
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010
(dollars in thousands)

Additions to net assets attributed to:
Net investment income from Master Trust	$14,830
Interest income from notes receivable from participants	119

Contributions
Employer	6,383
Participants	13,535

Total contributions	19,918

Total additions	34,867

Deductions from net assets attributed to:
Benefits paid to participants	12,979
Administrative expenses	31

Total deductions	13,010

Net increase	21,857
Net transfers from other plans	394

Net assets available for benefits:
Beginning of year	123,358

End of year	$145,609

The accompanying notes are an integral part of these financial statements.

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands)

1.       Description of the Plan

          Background – The 401(k) Savings Plan of Quest Diagnostics Incorporated (the “Plan”) was established as a defined contribution plan by AmeriPath, Inc. (“AmeriPath” or the “Company”) and its affiliates to provide eligible employees with retirement benefits. AmeriPath is a wholly-owned subsidiary of Quest Diagnostics Incorporated (“Quest Diagnostics”). Effective January 1, 2009, the Plan was amended and restated. As of the effective date, the Plan is a “Safe Harbor” Plan sponsored by Quest Diagnostics, and the Company matching contribution was increased to 100% up to the first 4% of the participant’s eligible compensation, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

          Effective January 1, 2009, Quest Diagnostics and Fidelity Management Trust Company (“FMTC”) formed a master trust (“Master Trust”) to hold the assets of the Plan and The Profit Sharing Plan of Quest Diagnostics Incorporated on a commingled basis for investment purposes only.

          Plan assets of $116 of the Pathology Affiliated Services Inc. Employees 401(k) Profit Sharing Plan & Trust related to certain employees of the Company were transferred into the Plan during February 2010.

          Eligibility and Participant Contributions – All eligible employees who have completed one month of service, as defined, may participate in the Plan. Participants may contribute an amount between 1% and 35% of their eligible compensation, as defined, for the contribution period. Catch-up contributions, as defined in the Internal Revenue Code, are permissible for eligible participants. Participants may modify their contribution percentage at any time.

          Company Matching Contributions – The Company matches 100% of a participant’s contribution, up to 4% of eligible compensation, in cash after the participant completes 12 months of service, as defined, with the Company. Company matching contributions are remitted to the Plan at the same time that the corresponding participants’ contributions are remitted.

          Participant Accounts – A separate individual account is established for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions, plus actual earnings thereon. Earnings are allocated by fund based on the ratio of the participant’s account invested in a particular fund to all participants’ investments in that fund.

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          Vesting – Participants immediately vest in their voluntary contributions made during any period as a Plan participant and Company matching contributions made after January 1, 2009, plus actual earnings thereon. Vesting in the portion of a participant’s account related to Company matching contributions made prior to 2009, plus actual earnings thereon, is based on years of service, as defined by the Plan. Certain participants who were active in plans sponsored by previous employers have vesting requirements applied to their previous employer contribution accounts consistent with the vesting requirements in effect before the assets were merged into the Plan.

          Investment Options – Participants may elect to have their voluntary contributions and Company matching contributions invested in any or all of the available investment funds, most of which are managed by Fidelity Management & Research Company (“FMRC”). Participants may also elect to have their voluntary contributions and Company matching contributions invested in shares of the Quest Diagnostics Stock Fund. Participants have the ability to modify their investment elections daily, subject to certain short-term trading restrictions imposed by FMRC and Quest Diagnostics’ securities trading policy, which prohibits trading in the Quest Diagnostics’ common stock on a short-term basis and while in possession of material non-public information about Quest Diagnostics.

          Participants cannot contribute greater than 25% per pay period of pre-tax contributions into the Quest Diagnostics Stock Fund. In addition, participants can transfer monies into the Quest Diagnostics Stock Fund only to the extent the percentage of holdings in the Quest Diagnostics Stock Fund after the transfer remains below 25% of the participant’s entire account balance.

          Participants may elect to receive their dividends on investments in the Quest Diagnostics Stock Fund as a taxable cash payment or to have those dividends automatically reinvested.

          Master Trust – As of December 31, 2010 and 2009, the Plan owned 5.5% and 5.2% of the assets in the Master Trust, respectively.

          FMTC has been designated as the trustee of the Master Trust and is responsible for the investment, reinvestment, control, and disbursement of the funds and portfolios of the Plan and The Profit Sharing Plan of Quest Diagnostics Incorporated. Expenses of administering the Plan, including fees and expenses of the Trustee, may be charged to the Plan. Investment fees are charged against the earnings of the funds and portfolios.

          Interest and dividends along with the net appreciation in fair value of investments are allocated to the Plan based upon the Plan’s participation in the investments that comprise the Master Trust.

          Distribution Options – Participants can elect to have their benefit distributions, equal to the value of the vested portion of their account balance, paid in the form of a lump sum distribution, a direct rollover into another eligible retirement plan or traditional individual retirement account, installment payments, or for appropriate assets, an annuity.

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          Withdrawals – Withdrawals may be made for qualified emergencies, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59 ½, subject to certain limitations as defined by the Plan.

          Forfeitures – Employer contributions in forfeited nonvested accounts may be used to reduce future employer contributions or pay the Plan’s expenses. The forfeiture account was not material as of December 31, 2010. A forfeiture account of $357 was included in the Fidelity Managed Income Portfolio Class 3 Fund (the “Portfolio”) as of December 31, 2009. In 2010, matching contributions made by the Company were reduced by forfeitures of $376.

          Notes Receivable from Participants – Participants are permitted to obtain loans in amounts not less than $1 and not greater than the lesser of (1) $50, subject to certain limitations as defined by the Plan, or (2) 50% of the participant’s vested portion of their account value. Loans are repayable over a period of up to five years, unless the proceeds are used to purchase a primary residence, in which case a period of up to 10 years is permitted. Loans are secured by one-half of a participant’s vested account balance and bear interest at prime plus 1%. Principal and interest are repaid to the Plan through payroll deductions. Participants can elect to pay the entire outstanding balance of a loan directly to FMTC. Participants who are no longer active employees may continue to repay outstanding loan balances directly to FMTC.

          Parties-in-Interest – Certain investments of the Master Trust as of December 31, 2010 and 2009 are shares of mutual funds, a money market fund, and a collective fund managed by FMRC. These transactions qualify as party-in-interest transactions. As of December 31, 2010 and 2009, Master Trust investments with a fair value of $1,994,637 and $1,736,243, respectively, were managed by FMRC.

          The Company also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics Stock Fund transactions qualify as party-in-interest transactions. As of December 31, 2010 and 2009, the total fair value of the Master Trust’s investment in the Quest Diagnostics Stock Fund was $311,241 and $373,926, respectively. During 2010, total purchases and sales of Quest Diagnostics stock by the Master Trust were $25,287 and $46,471, respectively.

          In addition, notes receivable from participants qualify as party-in-interest transactions. As of December 31, 2010 and 2009, the carrying value of the Master Trust’s notes receivable from participants was $83,091 and $76,971, respectively.

          Tax Status – The Internal Revenue Service (“IRS”) has determined and informed AmeriPath by letter dated March 13, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has subsequently been amended and restated. During January 2011, the Plan applied for a tax determination letter, which is currently pending issuance from the IRS. The Plan Sponsor believes that the Plan, as amended and restated since the IRS determination, continues to

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

be designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

          Plan Administration – The Plan Administrator is the Employee Benefits Committee, which is appointed by Quest Diagnostics’ Board of Directors. The Plan’s trustee and record keeper are FMTC and Fidelity Investments Institutional Operations Company, Inc., respectively.

          Administrative Expenses and Other Fees – Accounting fees and certain administrative expenses of the Plan may be paid by the Plan or the Company. Loan origination and certain distribution fees are charged against participant accounts.

          Termination – The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if Company contributions are completely discontinued.

2.       Summary of Significant Accounting Policies

          Basis of Presentation – The Plan maintains its financial records on the accrual basis of accounting.

          Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

          Risks and Uncertainties – The Plan provides for participant-directed investment of their voluntary contributions and Company matching contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in these risks could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

          Benefits – Benefits are recorded when paid.

          Valuation of Investments – Investments are stated at fair value at year-end. Shares of mutual funds, a money market fund, a collective fund, and the Quest Diagnostics Stock Fund held by the Master Trust as of December 31, 2010 and 2009, respectively, are valued at the net asset value determined by FMRC, which approximates fair value. There are no restrictions as to redemption of

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

these investments and the Plan does not have any contractual obligations to further invest in any of the individual funds as of December 31, 2010.

          The Financial Accounting Standards Board (“FASB”) issued a standard which requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts (the Portfolio) held by the Master Trust as of December 31, 2010 and 2009. As required by the standard, the Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investments, as well as an adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

          As of December 31, 2010 and 2009, adjustments of $223 and $307, respectively, were necessary to decrease the fair value of the Plan’s investment in the Master Trust attributable to the Portfolio to contract value. For the years ended December 31, 2010 and 2009, the Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis, as it pertains to the Portfolio.

          Refer to Note 4 for additional information related to the valuation of Master Trust investments.

          Notes Receivable From Participants – Notes receivable from participants are valued at their unpaid principal balance, plus any accrued but unpaid interest. Interest income from notes receivable from participants is recorded on an accrual basis.

          Security Transactions and Investment Income – Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Dividend income is recorded by the Master Trust on the ex-dividend date. Interest income from investments and notes receivable from participants is recorded by the Master Trust as earned on the accrual basis.

          Net investment income from Master Trust represents the Plan’s share of the dividends, interest, and net realized and unrealized gains on investments held by the Master Trust.

          Fair Value Measurements – Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, and are determined by either the principal market or the most advantageous market.

          Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1:	Quoted prices in active markets for identical assets or liabilities.

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

Level 2:

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3:	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

          New Accounting Standards – In January 2010, the FASB issued an amendment to the accounting standards related to the disclosures about an entity’s use of fair value measurements. The amended standards will require entities to provide enhanced disclosures about transfers into and out of the Level 1 (fair value determined based on quoted prices in active markets for identical assets and liabilities) and Level 2 (fair value determined based on significant other observable inputs) classifications, provide separate disclosures about purchases, sales, issuances and settlements relating to the tabular reconciliation of beginning and ending balances of the Level 3 (fair value determined based on significant unobservable inputs) classification and provide greater disaggregation for each class of assets and liabilities that use fair value measurements. Except for the detailed Level 3 roll-forward disclosures, the amendment was effective for the Plan as of January 1, 2010. The adoption of these provisions of the amendment did not have a material effect on the Plan’s disclosures. The requirement to provide detailed disclosures about the purchases, sales, issuances and settlements in the roll-forward activity for Level 3 fair value measurements is effective for the Plan as of January 1, 2011. The Plan does not expect the adoption of this provision of the amendment to have a material effect on the Plan’s disclosures.

          In September 2010, the FASB issued an amendment to the accounting standards related to participant loans. Under this standard, participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest. This amendment, which was adopted by the Plan as of December 31, 2010, requires retrospective application to all periods presented. Prior year balances and disclosures have been revised to reflect the retrospective application of adopting this amendment. The adoption of this amendment, which did not affect Net Assets Available for Benefits, resulted in a reclassification of participant loans of $2,028 from Investment in Master Trust, at fair value, to Notes Receivable from Participants in the Statement of Net Assets Available for Benefits as of December 31, 2009.

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

3.       Master Trust

          The following table presents the net assets available for benefits of the Master Trust as of December 31:

	2010	2009

Investments, at fair value:
Mutual funds	$1,945,455	$1,644,163
Quest Diagnostics Stock Fund	311,241	373,926
Collective fund	273,811	277,761
Money market fund	16,423	9,547

Total investments at fair value	2,546,930	2,305,397
Adjustment to contract value	(2,703)	(3,447)

Total investments	2,544,227	2,301,950
Notes receivable from participants	83,091	76,971

Net assets available for benefits	$2,627,318	$2,378,921

          The following table presents the net investment income of the Master Trust for the year ended December 31, 2010:

	Interest and Dividends	Realized and Unrealized Gains (Losses)	Net Investment Income (Loss)

Investments:
Mutual funds	$37,590	$202,820	$240,410
Quest Diagnostics Stock Fund	2,345	(39,470)	(37,125)
Collective fund	4,920	3,447	8,367
Money market fund	1	—	1

	44,856	166,797	211,653
Notes receivable from participants	4,370	—	4,370

	$49,226	$166,797	$216,023

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

4.       Fair Value Measurements

          The following tables provide a summary of the assets in the Master Trust that are measured at fair value on a recurring basis:

		Basis of Fair Value Measurements

		Quoted Prices in Active Markets for Identical Assets / Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs

December 31, 2010	Total	Level 1	Level 2	Level 3

Mutual funds:
Blended fund investments	$987,924	$987,924	$—	$—
Equity fund investments	843,244	843,244	—	—
Managed income fund investments	114,287	114,287	—	—

Total mutual funds	1,945,455	1,945,455	—	—
Quest Diagnostics Stock Fund	311,241	311,241	—	—
Collective fund	273,811	—	273,811	—
Money market fund	16,423	—	16,423	—

Total investments	$2,546,930	$2,256,696	$290,234	$—

December 31, 2009	Total	Level 1	Level 2	Level 3

Mutual funds:
Blended fund investments	$804,757	$804,757	$—	$—
Equity fund investments	735,576	735,576	—	—
Managed income fund investments	103,830	103,830	—	—

Total mutual funds	1,644,163	1,644,163	—	—
Quest Diagnostics Stock Fund	373,926	373,926	—	—
Collective fund	277,761	—	277,761	—
Money market fund	9,547	—	9,547	—

Total investments	$2,305,397	$2,018,089	$287,308	$—

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          Mutual funds and the Quest Diagnostics Stock Fund are classified within Level 1 because the fair values of those funds are derived from observable inputs that reflect quoted prices in active markets.

          The Portfolio is a collective fund that invests in short-term bonds, fixed income securities bond funds and derivative instruments. The Portfolio also invests in third party wrap contracts designed to permit the use of book value accounting to maintain a constant net asset value of $1.00 per unit, although there is no guarantee that the Portfolio will be able to maintain that value. The Portfolio also utilizes the wrap contracts to provide for the payment of participant-directed withdrawals and exchanges at book value under most circumstances. Interest income is credited to the Portfolio under the wrap contracts; investment gains and losses are not recognized immediately but rather recognized over time by adjusting the interest rate credited to the Portfolio. The crediting interest rate was 1.82% and 1.53% at December 31, 2010 and 2009, respectively. The average yield rate was 2.25% and 2.74% for 2010 and 2009, respectively. The Portfolio may also purchase investment contracts offered by insurance companies and other approved financial institutions that provide for the payment of a specified rate of interest to the Portfolio and the repayment of interest at maturity. The collective fund and the money market fund have been classified within Level 2 because the fair values of those funds are primarily derived from inputs other than quoted prices that are observable.

5.       Excess Contributions Payable

          Contributions received from participants in 2009 of approximately $10 were refunded in 2010 to certain active participants to return to them excess contributions as required to satisfy the relevant non-discrimination provisions of the Plan. The excess contributions were recorded as excess contributions payable in the Statement of Net Assets Available for Benefits as of December 31, 2009. There were no excess contributions payable as of December 31, 2010.

6.       Reconciliation of Financial Statements to Form 5500

          The following is a reconciliation of the Plan’s net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2010	2009

Net assets available for benefits per the financial statements	$145,609	$123,358
Add: adjustment to fair value from contract value for fully benefit-responsive investment contracts	223	307
Add: excess contribution payable	—	10

Net assets available for benefits per the Form 5500	$145,832	$123,675

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          The following is a reconciliation of the Plan’s net investment income per the financial statements to the Form 5500 for the year ended December 31, 2010:

Net investment income from Master Trust per the financial statements	$14,830
Add: current year adjustment to fair value from contract value for fully benefit-responsive investment contracts	223
Less: prior year adjustment to fair value from contract value for fully benefit-responsive investment contracts	(307)

Investment income per the Form 5500	$14,746

The following is a reconciliation of benefits paid per the financial statements to the Form 5500 for the year ended December 31, 2010:

Benefits paid per the financial statements	$12,979
Add: excess contributions payable – prior year	10

Benefits paid per the Form 5500	$12,989

401(k) Savings Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #003

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) December 31, 2010
(dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value

*	Notes receivable from participants	**	—	$2,672

*	“Party-in-interest” to the Plan.
**	Rates range from 4.25% to 9.75%; maturities vary by participant.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor of the 401(k) Savings Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 24, 2011

401(k) Savings Plan of Quest Diagnostics Incorporated

By:	/s/ Robert A. Hagemann

Robert A. Hagemann
Member of the Quest Diagnostics Incorporated Employee Benefits Committee, Plan Administrator